Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 13 DATED DECEMBER 9, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information hereby supersedes and replaces the section of our Offering Circular captioned “Management – Allocation of Investment Opportunities”:

Investment opportunities may arise that could be allocated to either one of the REITs managed by our Manager. Our Manager’s investment committee will advise our Manager with respect to the allocation of investment opportunities in accordance with the following general policies.

Our Manager intends to allocate all investment opportunities to the Company and any other REITs managed by our Manager based upon the applicability of such investment opportunity to the investment policies (including targeted asset class) of the respective entity, the diversification and current asset concentration of each entity, the amount of capital available to each entity at the time an investment is presented, the income tax effects of the purchase to each entity, the size of the investment and other similar factors. To the extent that, based on these factors, an investment opportunity is an equally appropriate investment for the Company and any other REITs managed by our Manager, our Manager will allocate such investment opportunity based upon which REIT has gone the longest period of time without making an investment. Although we expect our Manager to follow these general allocation policies, our Manager may deviate from these policies if adherence to these policies would cause the applicable entity to become subject to regulation under the Investment Company Act or to fail to meet the requirements for REITs set forth in the Code, or if other factors exist that affect whether the investment would be in the best interest of the respective entity.

In the event that the investment committee of our Manager determines that it is in our best interest to acquire only a portion of an investment opportunity because, for example, the size of the investment would create undue concentration in our portfolio, we may acquire a portion of such investment and the remainder may be sold on the Realty Mogul Platform. In no event would the Company’s ability to invest in its portion of the investment opportunity be contingent upon the successful sale of the remaining portion on the Realty Mogul Platform.